EX 99.28(p)(25)

The Boston Company Asset Management, LLC Personal Trading Policy

The Boston Company Asset Management, LLC’s (TBCAM) Personal Trading Policy applies to all TBCAM employees (each, an Employee).

Initial Procedure

Upon commencement of employment at TBCAM each new Employee must acknowledge in writing, that they will comply with The Bank of New York Mellon Corporation Code of Ethics, which includes the Code of Conduct and Securities Trading Policy(the Policy). A Pre-clearance Compliance Officer (PCO) will classify each Employee as either an Investment Employee (IE), or, in the case of portfolio managers and research analysts, an Access Decision Maker (ADM) or Microcap Access Decision Maker (MCADM). A PCO will also periodically review the status of and reclassify Employees whose responsibilities have changed due to promotion or change of duties.

A PCO will review the Policy with all newly hired Employees, either in a group setting or individually.  Periodically, or upon request, the PCO may offer additional review sessions.

A PCO will also contact all newly hired temporary employees, contractors and consultants (Contractors) to have them certify their compliance with the Code of Ethics and determine whether or not the Contractor will be required to pre-clear and/or report personal security holdings.

Within 10 calendar days of employment Employees are required to submit to The Bank of New York Mellon Corporation Ethics Office (Ethics Office) a copy of their initial holdings via the automated Personal Trading Assistant (PTA).  Although the Ethics Office will request duplicate statements and confirms from Employees’ brokers, Employees are ultimately responsible for ensuring that their broker(s) send the duplicate confirms and statements to the Ethics Office.  Effective July 1, 2008 all TBCAM employees are required to maintain all beneficially owned accounts with an approved broker.

Daily Pre-clearance Procedure

Employees who wish to place a personal securities transaction for a reportable security, as defined in the Policy (collectively, a Transaction) must first request and receive approval to do so by accessing the PTA and completing and submitting a Pre-Trade Authorization Form (PTAF).  Approved Transactions must be executed no later than the end of the next business day.

Requests will be denied for Transactions for which trades are pending in the same security in a client account and for at least two business days after trades were executed in the same security in a client account, subject to certain deminimis exceptions as more fully explained in the Policy.  Moreover, Portfolio Managers are prohibited from trading in a security for seven days before and after trades in that security are executed in client accounts he or she manages.

Also, requests will be denied for the following types of Transactions or any other Transactions prohibited in the Policy but not listed here:

1.	IPO’s (subject to certain exceptions outlined in the policy);
2.	Securities on TBCAM's restricted list (subject to certain deminimis exceptions outlined in the Policy);
3.	Short sales of Bank of New York Mellon securities;
4.	Option transactions involving Bank of New York Mellon securities;

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The Boston Company Asset Management, LLC Personal Trading Policy

5.	Sales of Bank of New York Mellon securities within 60 days of purchase (except in extreme hardship cases); or
6.	Purchases of Bank of New York Mellon securities on margin.

Backup Manual Pre-clearance Procedure

If the PTA is or will be inoperable for an extended period of time the PCO may allow Employees to pre-clear their Transactions through a manual process facilitated by the TBCAM Compliance Department.  All such pre-clearance requests must be made using the TBCAM Manual Pre-clearance Request Form (Form).

Upon receipt of a completed Form, the PCO (or its designee) shall review the request using the TBCAM Equity Trading System and any restricted lists.  The PCO (or its designee) will provide the Employee with notice, in writing, of the determination of the request.  Copies of all Forms will be forwarded to the Ethics Office to ensure all executed trades were approved and compliance with the short term profit rule.

Transaction Review Procedures

The Ethics Office compares pre-clearance requests to the duplicate confirms received from Employees brokers.  The Ethics Office conducts the comparison to ensure all Transactions were approved and in compliance with the 60 day short term profit rule on opposite transactions in the same security.

Quarterly Procedure - Transaction Review

Each Employee is required to file, via the PTA, a Personal Quarterly Transaction Report (QTR).  A QTR must be filed for any full or partial quarter in which the Employee was employed at TBCAM.  In addition, each Employee who is also an ADM is required to file an ADM Quarterly Transaction Report which includes, among other things, additional information regarding any Transactions that may conflict with trades in their client’s accounts.

All Transactions listed on Employee QTRs will be reviewed in an effort to assist Compliance personnel in ensuring that personal trading is being conducted in compliance with the Policy.  More specifically, the purpose of the review is to assist Compliance personnel in monitoring personal trading for “front running” “7-Day Blackout violations (as a backup to the PTA system) and assist in identifying patterns of trading by Employee(s) that may lead to further review or require ongoing detailed monitoring.

The PCO (or it’s designee), acting together with the Ethics Office and senior TBCAM management will take all necessary and appropriate actions for any detected Policy violations.

Private Placement Review

Private Placements require the approval of the Employee’s Manager, the Compliance Department and the Bank of New York Mellon Investment Ethics Council

Any Employee who seeks to invest in a private placement must complete the Placement Form (PP Form) and submit the completed PP Form to the PCO (or its designee). Decisions relative to such investments are based on the specific facts and circumstances.

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The Boston Company Asset Management, LLC Personal Trading Policy

Upon receiving a completed PP Form, the PCO will make reasonable efforts to confirm the information provided by the Employee and will inform the Employee that he or she will be required to disclose that investment whenever he or she participates in any consideration of an investment in the issuer by an advised account and will remind such associate that the final decision to acquire any such securities for a client account must be subject to independent review.

The PCO will provide the information to the Employee’s manager to confirm that the manager approves of the proposed Employee transaction.  Upon approval by the Employee’s manager, the PCO will forward the PP Form to the Ethics Office for final approval by the Bank of New York Mellon Investment Ethics Council.

Upon receipt of approval from the Investment Ethics Council, the PCO will notify the Employee of approval, and the Ethics Office will issue a formal approval.  If, at any point in the approval process, the request is denied, the PCO will notify the Employee that their private placement request is denied.

Sanctions

Employees who are not in compliance with this Policy may be subject to sanctions.  These sanctions may include, but are not limited to, disgorgement of any profit or any other financial sanction, a warning, probation, suspension or termination of employment.

Pre-clearance Authority
Persons authorized to pre-clear Transactions
Michael McManus
Krisanne Padovani
Jennifer Cassedy

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